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APR 01 2021

Washington, DC

...AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 48435

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2020 AND ENDING 12-31-2020
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: US BROKERAGE INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 E KOSSUTH ST
(No. and Street)

COLUMBUS (City) OH (State) 43206 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOBE & LUCAS
(Name – *if individual, state last, first, middle name*)

4807 ROCKSIDE RD, SUITE 510 INDEPENDENCE OH 44131
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Greg Random, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of V.J. Brokerage Inc, as of 3-31, 20 21, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

GREGORY HONCHEL
Notary Public, State of Ohio
My Comm. Expires Oct 21, 2025

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. BROKERAGE, INC.
Financial Statements
Year Ended December 31, 2020

U.S. BROKERAGE, INC.
Financial Statements
December 31, 2020

INDEX

Hobe & Lucas

Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131 (F) 216.524.8777
www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
U.S. Brokerage, Inc.
Columbus, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of U.S. Brokerage, Inc. as of December 31, 2020, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial positions of U.S. Brokerage, Inc. as of December 31, 2020, and the results of its operations and cash flows for the year then ended in conformity with the accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of U.S. Brokerage, Inc.'s management. Our responsibility is to express an opinion on U.S. Brokerage, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to U.S. Brokerage, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCOAB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedules of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of U.S. Brokerage, Inc.'s financial statements. The supplemental information is the responsibility of U.S. Brokerage, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presenting in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hobe & Lucas
Certified Public Accountants, Inc.

We have served as U.S. Brokerage, Inc.'s auditor since 2009.

Independence, Ohio
March 29, 2021

U.S. BROKERAGE, INC.
Statement of Financial Condition
December 31, 2020

ASSETS

Assets:		
Cash	$	93,833
Deposits with clearing organizations		50,765
Accounts receivable - trade		79,507
Deposit and prepaids		23,014
TOTAL ASSETS	$	247,119

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable	$	7,386
Accounts payable - commissions		56,229
Accrued wages		7,300
Accrued taxes		3,063
Distributions payable		27,278
Note payable - PPP loan		19,414
Total Liabilities		120,670
Stockholders' Equity:		
Capital stock 8,000 shares authorized, issued and outstanding, no par value		17,332
Additional paid-in capital		217,144
Retained earnings		101,932
		336,408
Less: Treasury Stock, at cost		209,959
Total Stockholders' Equity		126,449
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	247,119

The accompanying notes are an integral part of these statements.

U.S. BROKERAGE, INC.
Statement of Operations
Year Ended December 31, 2020

Revenues	
Commissions	$ 794,032
12b-1	112,582
	906,614
Less:	
Clearing and execution costs and fees	53,527
Commissions expense	564,809
Net revenues	288,278
Operating expenses	180,598
Income from operations	107,680
Other income(loss)	
Interest income	554
Error income(expense)	(493)
	61
Income before taxes	107,741
City income taxes	2,015
NET INCOME	**$ 105,726**

The accompanying notes are an integral part of these statements.

U.S. BROKERAGE, INC.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2020

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total	Less: Treasury Stock	Total
Balance - beginning of year	$ 17,332	$ 217,144	$ 46,911	$ 281,387	$ (209,959)	$ 71,428
Current year net income	-	-	105,726	105,726	-	105,726
Distributions	-	-	(50,705)	(50,705)	-	(50,705)
Balance - end of year	$ 17,332	$ 217,144	$ 101,932	$ 336,408	$ (209,959)	$ 126,449

The accompanying notes are an integral part of these statements.

U.S. BROKERAGE, INC.
Statement of Cash Flows
Year Ended December 31, 2020

Cash Flows from Operating Activities:	
Net Income	$ 105,726
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Deposits with clearing houses	437
Accounts receivable - trade	(68,152)
Deposits	(323)
Increase (decrease) in:	
Accounts payable	(4,786)
Accrued wages	-
Accrued commissions	12,572
Accrued taxes	1,949
Net Cash Provided by Operating Activities	47,423
Cash Flows from Financing Activities:	
Proceeds on PPP Loan	19,414
Distributions to Shareholders	(36,510)
Net Cash Used by Financing Activities	(17,096)
Net Increase in Cash	30,327
Cash at beginning of year	63,506
Cash at end of year	$ 93,833

The accompanying notes are an integral part of these statements.

U.S. BROKERAGE, INC.
Notes to Financial Statements
December 31, 2020

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

U.S. Brokerage, Inc. (Company) was incorporated under the laws of the State of Ohio on August 28, 1995. The Company is a securities broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal office is located in Columbus, Ohio.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly, reflect all significant receivables, payables and other liabilities.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in the financial statements. Reporting years ending after December 31, 2017 are subject to examination by major taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

Adoption of New Accounting Standards

Effective January 1, 2019, the Company adopted the new lease accounting guidance in ASU 2016-02. The Company has elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Company accounted for its existing operating lease under the new guidance, with out reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments would have met the definition of initial direct costs in ASC Topic 842 at lease commencement.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Adoption of New Accounting Standards (continued)

On the date of adoption, January 1, 2019, the Company had no long-term leases. As outlined in NOTE G the only lease in place was a month to month agreement for the office space they occupy. As a result, no amounts have been recorded as a lease liability and a right-of-use asset.

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*, to clarify the principles of recognizing revenue form contracts with customers and to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP Standards. Entities are required to apply the following steps when recognizing revenue under ASU 2014-09: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. Additional disclosures related to the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts are also required.

ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017.

The guidance does not apply to revenue associated with financial instruments, such as interest revenue, which is accounted for under other GAAP. Accordingly, net interest revenue will not be impacted. The Company adopted the revenue recognition standard as of January 1, 2018. This adoption did not have a material impact on the Company's financial condition, results of operations or cash flows as the satisfaction of performance obligations under the new guidance is materially consistent with the Company's previous revenue recognition policies. Implementation has been completed and additional disclosure requirements are included in NOTE E.

NOTE B – DEPOSITS WITH CLEARING ORGANIZATIONS

Deposits totaling $50,765 at December 31, 2020 represent interest bearing accounts held by a clearing organization for the Company, who has possession of customer funds and acts as custodian for all customer securities on a fully disclosed basis.

NOTE C – ACCOUNTS RECEIVABLE – TRADE

Accounts Receivable are listed at net realizable value and are considered by management to be fully collectible. Accordingly, no allowance for doubtful accounts is considered necessary.

NOTE D – MARKETABLE SECURITIES

The Company maintains a trading account for marketable securities resulting from trading errors that occur in the normal course of operations. The Company did not incur a gain or loss from trading activity during the year ended December 31, 2020.

NOTE E – REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgments

Revenue from contacts with customers includes brokerage commissions and service fees from broker-dealer services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance of the obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the price is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

12b-1 Fees

The Company has customers that maintain balances in Mutual Funds and Recurring Variable Annuities with third parties. These accounts have been established through previous transactions with the Company. The customers are charged a service fee by the third party based upon the balance maintained in the account. The Company, in turn, is paid a percentage of this fee by the third party in exchange for the maintenance of the relationship with the customer. The Company believes that while the performance of this obligation is ongoing, servicing fees received are for past obligations that have been satisfied prior to payment. The price is established by the third party and agreed to by the customer by depositing their funds with them. All risk and reward of ownership were held by the customer throughout the transaction.

Disaggregated Revenue from Contracts with Customers

The following table presents revenue by major source.

Revenue from contracts with customers	
Brokerage commissions	$ 794,032
12b-1 fees	112,582
Total revenue from contracts with customers	$ 906,614

NOTE F – EQUIPMENT AND FURNITURE

Assets are carried at cost. Depreciation is computed using the straight-line method for financial reporting purposes over the estimated useful lives of the assets. There was no depreciation for the year ended December 31, 2020. For federal income tax purposes, depreciation is computed under the modified accelerated cost recovery system. Expenditures for major renewals and betterments that extend the useful lives of the assets are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Equipment & Furniture	$ 54,944
Less: Accumulated Depreciation	54,944
Net Equipment & Furniture	$ -

NOTE G – LEASING ARRANGEMENT

The Company conducts its operations from leased facilities. The Company is operating under a month to month rental arrangement while a new lease is negotiated. Rent expense for the year ended December 31, 2020 was $10,800.

NOTE H – NOTE PAYABLE – PPP LOAN

In May of 2020 the Company applied for and received a $19,414.28 loan under the Payroll Protection Program administered by the Small Business Association. Under this program if the funds provided are utilized in accordance with the requirements, the full amount of the loan will be forgiven. Management has utilized the funds as required and fully expects the loan to be absolved once the application for forgiveness is filed in 2021.

NOTE I – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $122,849, which was $116,095 in excess of its required minimum net capital of $6,754. The Company's net capital ratio was .82 to 1.

NOTE J - CONTINGENCIES

At December 31, 2020 the Company is involved in a lawsuit. The ultimate outcome of this case cannot be determined at this time, but management does not expect that the Company will be held liable. Therefore the Company has not accrued any amount in relation to the potential outcome of the case at December 31, 2020.

NOTE K – MANAGEMENT REVIEW OF SUBSEQUENT EVENTS

Management of the Company has reviewed and evaluated subsequent events through March 29, 2021 for possible inclusion in the financial statements for the year ended December 31, 2020. No items were identified for inclusion. The date of March 29, 2021 is the date at which the financial statements were available for issue.

SUPPLEMENTARY INFORMATION

U.S. BROKERAGE, INC.
Schedule of Operating Expenses
Year Ended December 31, 2020

Administrative wages	$ 87,700
Payroll taxes	7,406
Hospitalization	6,067
Rent and utilities	12,809
Registration fees	13,586
Audit and accounting fees	23,292
Office expense	14,661
Telephone	3,637
Postage and delivery	91
Miscellaneous expense	39
Insurance	1,985
Travel expenses	1,195
Professional consulting fees	8,130
TOTAL OPERATING EXPENSES	$ 180,598

The accompanying notes are an integral part of these financial statements.

U.S. BROKERAGE, INC.
Computation of Net Capital
December 31, 2020

NET CAPITAL COMPUTATION

Total stockholders' equity from December 31, 2020 financial statements	$ 126,449
Add:	
Allowable Liabilities	
Payroll Protection Program Loan	19,414
Less:	
Non-Allowable Assets	
Deposit and prepaids	(23,014)
	(3,600)
NET CAPITAL	$ 122,849
COMPUTATION OF AGGREGATE INDEBTEDNESS	$ 101,256
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6 2/3% OF AGGREGATE INDEBTEDNESS	$ 6,754
MINIMUM REQUIRED NET CAPITAL	$ 6,754
EXCESS NET CAPITAL	$ 116,095
EXCESS NET CAPITAL AT 1000%	$ 112,722
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	.82 : 1

The accompanying notes are an integral part of these financial statements.

U.S. BROKERAGE, INC.
Supplementary Information
For Year Ended December 31, 2020

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

U.S. Brokerage, Inc. used Hilltop Securities, Inc. during the year ended December 31, 2020 as clearing agent and to perform custodial functions relating to customer securities on a fully disclosed basis. Therefore, U.S. Brokerage, Inc. is not subject to the reserve requirements under Rule 15c3-3.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

U.S. Brokerage, Inc. used Hilltop Securities, Inc. for possession of customer funds and as custodian for all customer securities on a fully disclosed basis during the year ended December 31, 2020.

Accordingly, U.S. Brokerage, Inc.is not subject to the requirements under rule 15c3-3.

MATERIAL DIFFERENCES IN COMPUTATION OF NET CAPITAL

Our audit of U.S. Brokerage, Inc., for the year ended December 31, 2020, did not find any difference in the computation of net capital from the broker-dealer's corresponding unaudited Part II A, Focus Report.

Computation of Net Capital per Focus Report	$ 122,848
Adjustments Due to Year-End Audit:	
	-
Total Net Capital at 12/31/20	122,848
Less Required Capital	6,754
Excess Net Capital	$ 116,094
Excess Net Capital at 1000%	$ 112,722
Ratio: Aggregate Indebtedness To Net Capital	0.82 to 1

U S Brokerage
INCORPORATED
17 E Kossuth St
Columbus, OH 43206
614-448-3200

Member NASD, SIPC

December 31, 2020

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:

US Brokerage, is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F. R. section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R Section 240.17a-S(d)(l) and (4). To the best of its knowledge and belief US Brokerage states the following:

US Brokerage claimed an exemption under provision 17 C.F. R. section 240. 15c3- 3 (k)(2)(ii) as the company is a non -carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to customers.

US Brokerage claimed an exemption as a Non-Covered Firm for its direct subscription-way sale of mutual funds and variable annuities. The Broker-Dealer (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

US Brokerage met the identified provision throughout the most recent fiscal year without exceptions.

Thank You,

Greg Randall
President

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders of
U.S. Brokerage, Inc.
Columbus, Ohio

We have reviewed management's statements, included in the accompanying Statement of Exemption Pursuant to Rule 15c3-3, in which (1) U.S. Brokerage, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which U.S. Brokerage, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (exemptive provisions) and the Non-Covered Firm Provision, stating that the company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). U.S. Brokerage, Inc. stated that U.S. Brokerage, Inc. met the identified exemptive provisions throughout the most recent fiscal year without exception. U.S. Brokerage, Inc.'s management is responsible for compliance with the exemptive provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about U.S. Brokerage, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to about for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Non-Covered Firm Provision.

Hobe & Lucas
Certified Public Accountants, Inc.

Independence, Ohio
March 29, 2021

Hobe & Lucas

Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131 (F) 216.524.8777
www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
U.S. Brokerage, Inc.
Columbus, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of U.S. Brokerage, Inc. as of December 31, 2020, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial positions of U.S. Brokerage, Inc. as of December 31, 2020, and the results of its operations and cash flows for the year then ended in conformity with the accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of U.S. Brokerage, Inc.'s management. Our responsibility is to express an opinion on U.S. Brokerage, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to U.S. Brokerage, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCOAB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedules of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of U.S. Brokerage, Inc.'s financial statements. The supplemental information is the responsibility of U.S. Brokerage, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presenting in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hobe & Lucas
Certified Public Accountants Inc.

We have served as U.S. Brokerage, Inc.'s auditor since 2009.

Independence, Ohio
March 29, 2021

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholders of U.S. Brokerage, Inc.
Columbus, Ohio

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 rules, which are enumerated below and were agreed to by U.S. Brokerage, Inc. and the SIPC, solely to assist you and SIPC in evaluating U.S. Brokerage, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. U.S. Brokerage, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SPIC-7 with respective cash disbursement records (copies of checks written), noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III (FOCUS Report) for the year ended December 31, 2020, as applicable, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (Excel spreadsheets derived from the general ledger that were prepared by management), noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Not applicable – there is no overpayment.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on US Brokerage, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Hobe & Lucas
Certified Public Accountants, Inc.

March 29, 2021

U.S. Brokerage, Inc.
Agreed-Upon Procedures Report on an
Entity's Schedule of Assessments and Payments
December 31, 2020

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

US Brokerage, Inc.
17 E. Kossuth Street
Columbus, OH 43206

CRD# 39307/SEC# 8-48695

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Greg Randall 614-448-3200

2. A. General Assessment (item 2e from page 2) $581

B. Less payment made with SIPC-6 filed (**exclude interest**) (281)

____
Date Paid

C. Less prior overpayment applied (________)

D. Assessment balance due or (overpayment) ________

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ________

F. Total assessment balance and interest due (or overpayment carried forward) $300

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $________

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

U.S. Brokerage Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24 day of MAR, 2021.

3-24-21
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 06/30/2020
and ending 12/31/2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$907170
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	464969
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	53527
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $39	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $1232	
Enter the greater of line (i) or (ii)	1271
Total deductions	
2d. SIPC Net Operating Revenues	$519767
2e. General Assessment @ .0015	$387403

(to page 1, line 2.A.)